Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

September 12, 2011

Re:          Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2010
Filed February 24, 2011
File No. 1-13896

Dear Mr. Rosenberg:

We set forth below our response to the Staff’s voicemail message, dated September 8, 2011, containing a comment with respect to our Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”). For your convenience, we have reproduced the Staff’s comment (in italics) immediately before our response.

We acknowledge a response to our Comment 3. In future filings please provide disclosure similar to that provided in your response explaining the 2010 adjustment reducing taxes by $68 million.

Elan’s Response:

We propose that in our next Form 20-F we will include the following disclosure below our reconciliation of the statutory rate to the effective tax rate in the Incomes Taxes footnote:

“The foreign rate differential reconciling item of $68.0 million for the year ended December 31, 2010, was comprised of a $46.4 million tax reduction related to the Zonegran settlement charge of $206.3 million, and a $33.5 million tax reduction related to Bermudian income, partially offset by an increase in tax of $11.9 million related to U.S. income.”

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments.  However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4234.

Yours sincerely,

/s/ Nigel Clerkin
Nigel Clerkin
Executive Vice President and Chief Financial Officer
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